Exhibit 99.1

CONTACT

Edward Wong, Chief Financial Officer

011-852-2810-7205 or cfo@chnr.net

FOR IMMEDIATE RELEASE

CHINA NATURAL RESOURCES DISPOSES OF 60% EQUITY INTEREST IN MARK FAITH

HONG KONG, October 6, 2009 – CHINA NATURAL RESOURCES, INC. (NASDAQ: CHNR), a company based in the People’s Republic of China, today announced that on September 29, 2009, it completed the disposition of a 60% equity interest in Mark Faith Technology Development Limited (“Mark Faith”) to Joysight Limited (“Joysight”), for a purchase price of US$21,000,000. Prior to the disposition, Joysight, an unrelated third party, was the owner of the 40% equity interest in Mark Faith that was not owned by the Company.

The purchase price is evidenced by an unsecured promissory note executed and delivered by Joysight which bears interest at the rate of 5% per annum and matures on February 26, 2010.

Mark Faith, through its wholly owned subsidiary, Bayannaoer City Feishang Copper Company Limited, engages in the smelting and refining of copper in Inner Mongolia, the PRC.

Mr. Li Feilie, Chairman and CEO of China Natural Resources, Inc. commented: “The profitable sale of our remaining interest in Mark Faith will not only strengthen our working capital but also enable us to concentrate our resources on the core coal and nonferrous metal mining businesses.”

About China Natural Resources

China Natural Resources, Inc., a British Virgin Islands corporation, through its operating subsidiaries in the People's Republic of China, is currently engaged in (a) the acquisition and exploitation of mining rights, including the exploration, mineral extraction, processing and sale of iron, zinc and other nonferrous metals, micaceous oxide and copper concentrate extracted or produced at mines primarily located in Anhui Province in the PRC, and (b) the acquisition, exploration, development and production of coal resources in the PRC.

This press release includes forward-looking statements within the meaning of federal securities laws. These forward-looking statements are based upon assumptions believed to be reliable, but involve risks and uncertainties that may cause actual results of operations to differ materially from the forward-looking statements. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results of the Company, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, risks and hazards associated with the Company’s mining activities, uncertainties associated with ore reserve estimates, uncertainties associated with metal price volatility, uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s Securities and Exchange Commission filings. Although the Company’s management believes that the expectations reflected in forward-looking statements are reasonable, it can provide no assurance that such expectations will prove to be accurate.